100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

April 3, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:         Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No.28

Dear Ms. Dubey:

Thank you for your telephonic comments on March 16, 2017 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2017. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on April 10. 2017.

Comment 1.       Please confirm that you will roll the changes discussed in your 485(a) filing as well as in response to these comments into the full prospectus and statement of additional information (“SAI”) in a 485(b) or 497 filing.

Response 1.       We hereby confirm that we will roll the changes discussed in our 485(a) filing as well as in response to these comments into the full prospectus and SAI in a 485(b) filing.

Comment 2.       Page 1. Please rename the document being filed as an “Amendment,” rather than a “Supplement.”

Response 2.       Our 485(b) filing will contain a full prospectus and SAI rather than the format used for our 485(a) filing. Therefore, no changes are required in response to this comment.

Comment 3.       Risk/Return Summary. Since the Risk/Return Summary from the prospectus was not included in the filing, please confirm that you are not planning to show Class T shares in the Risk/ Return Summary.

Response 3.       Other than providing information for Class T shares in the “Fees and Expenses” table and the associated footnotes, we hereby confirm that we are not planning to show Class T shares in the Risk/Return Summary.

Comment 4.       Page 2, Footnote (b). Please explain why the referenced expenses need to be noted as estimated.

Securities distributed by VP Distributors, LLC

Response 4.       While the expenses of Class T Shares are expected to be the same as the expenses of Class A Shares, since Class T Shares will not have been operational prior to the effective date of the amendment to the Registration Statement, we believe it is appropriate to label the expenses shown for Class T Shares as being estimated.

Comment 5.       Page 2, Footnote (d). Please confirm that the date through which the expense limitation arrangements will be in effect is at least one year from the effective date of the amendment to the Registration Statement. If this is not the case, please remove the description of the expense limitation arrangements.

Response 5.       We hereby confirm that the date through which the expense limitation arrangements will be in effect will be at least one year from the effective date of the amendment to the Registration Statement.

Comment 6.       Please confirm in your response letter that all sales loads and sales load variations are described in the prospectus.

Response 6.       We hereby confirm that all sales loads and sales load variations are described in the prospectus.

Comment 7.       Page 5, Appendix A. If Appendix A will be used as a stand-alone document, please include a legend that it is part of and incorporated by reference into the prospectus.

Response 7.       We will include a legend in Appendix A that it is part of and incorporated by reference into the prospectus.

Comment 8.       Page 5, Appendix A. Regarding the statement that “specific intermediaries” may have different policies and procedures regarding availability of waivers, does the fund sell through other intermediaries that offer waivers? The Staff notes that all such arrangements with all intermediaries offering them must be disclosed.

Response 8.       We hereby confirm that all sales load discounts and waivers with all intermediaries offering them will be disclosed in Appendix A to the prospectus.

Comment 9.       Page 6, Merrill Lynch, Front-end Sales Load Waivers on Class A Shares, bullet #8. Please confirm that the individuals described here would be buying shares for their own accounts and not on behalf of clients.

Response 9.       We hereby confirm that the individuals described in the referenced bullet point would be buying shares for their own accounts and not on behalf of clients.

Comment 10.     SAI header. Please rename the document being filed as an “Amendment,” rather than a “Supplement.”

Response 10.     Our 485(b) filing will contain a full prospectus and SAI rather than the format used for our 485(a) filing. Therefore, no changes are required in response to this comment.

Comment 11.     SAI reference to “Distribution Plans” section. The staff believes that a reference to a distribution and service plan for Class T shares, similar to the statement included in the SAI reference to the “Distribution Plans” section, should be included in the prospectus.

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Response 11.     We note that the requested disclosure is indicated as being added to the section “What are the classes and how do they differ?” in the prospectus supplement filed (bottom of page 2). We have therefore made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc:	Ann Flood

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